Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Dream Holdings, Inc. and Subsidiaries

We consent to the use of our report dated May 10, 2021, with respect to the consolidated balance sheets of Dream Holdings, Inc. and Subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
June 22, 2021